

September 23, 2024

Aaron Saak
President and Chief Executive Officer
Crane NXT, Co.
950 Winter Street, 4th Floor North
Waltham, MA 02451

>   **Re: Crane NXT, Co.**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed April 11, 2024**
>   **File No. 001-01657**

Dear Aaron Saak:

We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comment(s).

Please respond to this letter by providing the requested information and/or confirming that you will revise your future proxy disclosures in accordance with the topics discussed below. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Pay Versus Performance, page 55

1.   Refer to the net income numbers in your pay versus performance table. It appears that you have included the 2020 through 2022 net income values from your annual report on Form 10-K for the fiscal year ended December 31, 2022, rather than the annual report on Form 10-K for the most recent fiscal year. We also note disclosures about the separation transaction in April 2023, indicating that (1) your net income presentation for years prior to 2023 does not reflect the separation and (2) your annual report on Form 10-K for the fiscal year ended December 31, 2023 includes carve-out financial statements representing only your operations, assets, liabilities and equity on a stand-alone basis. Please tell us how you considered the requirements of Item 402(v)(2)(v) of Regulation S-K and related guidance in presenting the net income amounts from your annual report on Form 10-K for the fiscal year ended December 31, 2022. Alternatively, in future filings, please include net income (loss), as reported in your most recently filed audited GAAP financial

September 23, 2024
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statements, in column (h) for all years covered by the table. Refer to Regulation S-K Compliance and Disclosure Interpretation 128D.08. Please note that you may voluntarily provide supplemental measures of net income or financial performance, so long as any additional disclosure is "clearly identified as supplemental, not misleading, and not presented with greater prominence than the required disclosure." See Pay Versus Performance, Release No. 34-95607 (August 25, 2022) [87 FR 55134 (September 8, 2022)] at Section II.F.3.

2.   We note that you have included Adjusted EPS, a non-GAAP measure, as your Company-Selected Measure pursuant to Item 402(v)(2)(vi) of Regulation S-K. While Company-Selected Measure disclosure is not subject to Regulation G or Item 10(e) of Regulation S-K, you must disclose how the measure is calculated from your audited financial statements. It is not clear from your disclosure on page 58 how this number is calculated from your audited financial statements. We note in this regard your disclosure that Adjusted EPS is "further adjusted for special items" by the Committee for bonus calculation purposes under the Annual Incentive Plan. Please tell us and revise future disclosure to explain how the measure is calculated from your audited financial statements. Note that incorporation by reference to disclosure in a separate filing will not satisfy this disclosure requirement.

3.   We note that your disclosure on page 59 of total shareholder return, peer group total shareholder return, compensation actually paid, net income and Adjusted EPS solely states the values of such items from your pay versus performance table. It appears that you may have intended this disclosure to satisfy the requirements under Item 402(v)(5) of Regulation S-K to describe the relationships between compensation actually paid and the performance metrics in the pay versus performance table. Although you may provide this information graphically, narratively, or a combination of the two, this disclosure must be separate from the pay versus performance table required by Item 402(v)(1) of Regulation S-K and must provide a clear description of each separate relationship indicated in Item 402(v)(5)(i) – (iv) of Regulation S-K. Please note, it is not sufficient to state that no relationship exists, even if a particular measure is not used in setting compensation. Please ensure that your disclosure provided pursuant to Item 402(v)(5)(i) – (iv) of Regulation S-K provides the required clear description of the relationship between each required performance measure and compensation actually paid.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Patrick Fullem at 202-551-8337 or Laura Nicholson at 202-551-3584 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program